  Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Results of Shareholder Meeting

Toronto, ON – May 15, 2023. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to report that the nominees listed in the management proxy circular dated April 3, 2023 (the “Circular”) for the Annual General Meeting of Shareholders held in Toronto today (the “Meeting”) were elected as directors of the Company.

The Company is also pleased to report that all other items of business presented to its shareholders at the Meeting, as more particularly described in the Circular, were approved.

Detailed results of the vote by proxy for the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Byeong Min An	298,170,877	97.94	6,278,394	2.06
David Cates	298,089,738	97.91	6,359,534	2.09
Brian Edgar	292,545,013	96.09	11,904,259	3.91
Ron Hochstein	285,358,826	93.73	19,090,445	6.27
David Neuburger	298,154,071	97.93	6,295,201	2.07
Laurie Sterritt	297,508,820	97.72	6,940,452	2.28
Jennifer Traub	300,519,806	98.71	3,929,466	1.29
Patricia Volker	300,461,104	98.69	3,988,168	1.31

The Company has provided more details on the results of all matters considered at the Meeting in its Report of Voting Results which has been filed under its profile on SEDAR at www.sedar.com and will be filed on EDGAR at www.sec.gov/edgar.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an in-situ recovery (‘ISR’) operation and the Gryphon deposit as a conventional underground mining operation. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.41% interest in the Tthe Heldeth Túé (‘THT’, formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering ~300,000 hectares in the Athabasca Basin region.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group, which manages Denison’s reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Mac McDonald	(416) 979-1991 ext. 242
Exec. Vice President & Chief Financial Officer

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward‐Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the composition of the Denison Board; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2023 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.